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                          January 5, 2024

       Coco Alex Yeoh
       Chief Executive Officer
       Empro Group Inc.
       21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
       Selangor, Malaysia

                                                        Re: Empro Group Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
29, 2023
                                                            CIK No. 0002005569

       Dear Coco Alex Yeoh:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically,



              Please provide interim financial statements and related disclosures as required by Item
       8.A.5 of Form 20-F.



              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact
Katherine Bagley at 202-551-2545 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Michael T. Campoli